Exhibit 8.1

List of Subsidiaries of NOVONIX Limited.

Company Name	Country of Incorporation
J.C. Burns Holding Company Limited	Canada

D.A. Stevens Holding Company Limited	Canada

GRA Operations Pty Ltd	Australia

MD South Tenements Pty Ltd	Australia

Novonix Corp.	United States (Delaware)

NOVONIX Anode Materials LLC (f/k/a PureGraphite)	United States (Delaware)

NOVONIX 1029 LLC	United States (Delaware)

NOVONIX Battery Technology Solutions, Inc.	Canada